UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

KORNIT DIGITAL LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M6372Q113

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No.	M6372Q113

1. Names of Reporting Persons. FORTISSIMO CAPITAL FUND II (Israel), LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*
6. Shared Voting Power 15,037,481 *
7. Sole Dispositive Power 0*
8. Shared Dispositive Power 15,037,481 *

9. Aggregate Amount Beneficially Owned by Each Reporting Person 15,037,481 *
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 50.5%
12. Type of Reporting Person (See Instructions) PN
*Calculations are based on 29,766,965 Ordinary Shares of the Issuer outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement dated August 19, 2015. This Schedule 13G is filed jointly by Fortissimo Capital Fund II (GP), L.P., Fortissimo Capital Fund II (Israel) and Fortissimo Capital 2 Management (GP) Ltd. (together, the "Fortissimo Entities") acting as a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

Page 2 of 10 pages

CUSIP No.	M6372Q113

1. Names of Reporting Persons. FORTISSIMO CAPITAL FUND II (GP), LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Israel

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*
6. Shared Voting Power 15,037,481*
7. Sole Dispositive Power 0*
8. Shared Dispositive Power 15,037,481*

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).*
11. Percent of Class Represented by Amount in Row (9) 50.5%
12. Type of Reporting Person (See Instructions) PN
* Calculations are based on 29,766,965 Ordinary Shares of the Issuer outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement dated August 19, 2015. This Schedule 13G is filed jointly by the Fortissimo Entities acting as a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

Page 3 of 10 pages

CUSIP No.	M6372Q113

1. Names of Reporting Persons. FORTISSIMO CAPITAL 2 MANAGEMENT (GP) LTD

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Israel

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*
6. Shared Voting Power 15,037,481*
7. Sole Dispositive Power 0*
8. Shared Dispositive Power 15,037,481 *

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). *
11. Percent of Class Represented by Amount in Row (9) 50.5%
12. Type of Reporting Person (See Instructions) PN
* Calculations are based on 29,766,965 Ordinary Shares of the Issuer outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement dated August 19, 2015. This Schedule 13G is filed jointly by the Fortissimo Entities acting as a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

Page 4 of 10 pages

Item 1.

(a)	The name of the Issuer is Kornit Digital Ltd.

(b)	The address of the Issuer’s principal executive offices is: 12 Ha’Amal Street, Rosh Ha’Ayin 4809246, Israel.

Item 2.

(a)	and (d) This Schedule 13G is being filed by Fortissimo Capital Fund II (Israel), L.P. ("FF II"); Fortissimo Capital Fund II (GP), L.P. ("FF II GP") and Fortissimo Capital 2 Management (GP) Ltd. (FF II MGMT”), FF II, FF II GP and FF II MGMT are collectively referred to herein as the "Reporting Persons"), with respect to beneficial ownership of the Ordinary Shares of the Issuer.

(b)	and (c) FF II is a limited partnership organized and existing under the laws of the Cayman Islands and whose business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. FF II is the record holder of the Ordinary Shares of the Issuer. FF II GP is a limited partnership organized and existing under the laws of the State of Israel and whose principal business is to act as the sole general partner of FF II. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. The general partner of FFII GP is FFF II MGMT, an Israel company whose business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. FFII MGMT’s principal business is to act as the sole general partner of FF II GP. The sole shareholder and director of FF II MGMT is Yuval Cohen (the "Control Person"). The Control Person's business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of the Reporting Persons.

(e)	The CUSIP number of the Issuer’s Ordinary Shares is M 6372Q113

Item 3.	Not applicable

Page 5 of 10 pages

Item 4. Ownership

Name of Fund	Number of Shares		Percentage Holdings*
Fortissimo Capital Fund II (Israel) L.P.	15,037,481	**	50.5%

Fortissimo Capital Fund II (GP), L.P.	15,037,481	**	50.5%

Fortissimo Capital 2 Management (GP) Ltd.	15,037,481	**	50.5%

Page 6 of 10 pages

* Calculations are based on 29,766,965 Ordinary Shares of the Issuer outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement dated August 19, 2015. This Schedule 13G is filed jointly by the Fortissimo Entities acting as a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

**FF II is the registered owner of the Ordinary Shares of the Issuer.

FFC GP, in its capacity of being the sole general partner of FF II, controls and manages FF II. Accordingly, FF II GP is the beneficial owner of the Ordinary Shares held by FF II. FF II GP, in its capacity as the general partner of FF II, has the voting and dispositive power over the Ordinary Shares held by FF II. FF II GP may be deemed to be the indirect beneficial owner of the Ordinary Shares held by FF II.

FF II MGMT, in its capacity as being the sole general partner of FF II GP, controls and manages FF II GP. FF II MGMT, in its capacity as the general partner of FF II GP, has the voting and dispositive power over the Ordinary Shares beneficially owned by FF II GP. Accordingly, FF II MGMT may be deemed to be the indirect beneficial owner of the Ordinary Shares deemed to be indirectly and beneficially owned by FF II GP.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

FF II GP is the general partner of FF II and as such makes decisions on behalf of FF II, but does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.

FF II MGMT the general partner of FF II GP and as such makes decisions on behalf of FF II GP, but does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See the Joint Filing Agreement Attached hereto as an Exhibit.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

Page 7 of 10 pages

.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2016

Fortissimo Capital Fund II (Israel) L.P.

By its General Partner

Fortissimo Capital Fund II (GP), L.P.

By its General Partner

Fortissimo Capital 2 Management (GP) Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Fortissimo Capital Fund II (GP), L.P.

By its General Partner:

Fortissimo Capital 2 Management (GP) Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Fortissimo Capital 2 Management (GP) Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Page 8 of 10 pages

EXHIBIT ON NEXT PAGE

Page 9 of 10 pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares of Kornit Digital Ltd., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2016.

Fortissimo Capital Fund II (Israel) L.P.

By its General Partner

Fortissimo Capital Fund II (GP), L.P.

By its General Partner

Fortissimo Capital 2 Management (GP) Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Fortissimo Capital Fund II (GP), L.P.

By its General Partner:

Fortissimo Capital 2 Management (GP) Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Fortissimo Capital 2 Management (GP) Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Page 10 of 10 pages